May 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Pasithea Therapeutics Corp.

Registration Statement on Form S-1

File No. 333-286889

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), H.C. Wainwright & Co., LLC. (“Wainwright”), as placement agent on a best-efforts basis, hereby joins Pasithea Therapeutics Corp. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-286889) (the “Registration Statement”) to become effective on Monday, May 5, 2025, at 12:00 p.m., Eastern Time, or as soon as practicable thereafter. Wainwright affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

[Signature Page Follows]

Very truly yours,

H.C. WAINWRIGHT & CO., LLC.

By:	/s/ Edward D. Silvera
Name:	Edward D. Silvera
Title:	Chief Operating Officer

[Signature Page to Acceleration Request]